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          Report of Independent Accountants on Management's Assertion
        on Compliance with Minimum Servicing Standards Set Forth in the
            Uniform Single Attestation Program for Mortgage Bankers



Board of Directors
National City Mortgage Co.


We have examined management's assertion that National City Mortgage Co. (NCM) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) during the year ended December 31, 1996, included in the accompanying report titled REPORT OF MANAGEMENT. Management is responsible for NCM's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about NCM's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about NCM's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on NCM's compliance with specified requirements.

In our opinion, management's assertion that NCM complied with the aforementioned requirements during the year ended December 31, 1996 is fairly stated, in all material aspects.

                                                            /s/Ernst & Young LLP

February 7, 1997

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